Exhibit 21.1
Consolidated Subsidiaries of Winsonic Digital Media Group, Ltd.

Subsidiary Name	State of Incorporation
Winsonic Digital Cable Systems Network, Ltd.	California
Automated Interiors, LLC	Georgia
Tytess Design and Development, LLC	Georgia
Winsonic Digital Store, Ltd.	Georgia